Exhibit 99.13

Imperial Tobacco Group PLC

Board Update

Imperial Tobacco Group today announces that, as part of the planned and orderly succession at senior Board level, its Non-Executive Chairman, Derek Bonham, will retire from the Board by spring 2007. He will be succeeded by Iain Napier, currently Joint Vice Chairman and Senior Independent Director of Imperial Tobacco Group and Group Chief Executive of Taylor Woodrow plc. Until such time as Mr Napier assumes the role of Non-Executive Chairman he will continue in his role as Joint Vice Chairman and Senior Independent Director of Imperial Tobacco Group.

On behalf of the Nominations Committee, Anthony Alexander, Joint Vice Chairman, said:

“Iain’s international and FMCG experience has been a great asset to the Group since he became a Non-Executive Director six years ago and I am delighted that he has agreed to become our Chairman.

“I would also like to thank Derek for his tremendous leadership and guidance since our listing as an independent company in 1996.

“Under Derek’s Chairmanship Imperial Tobacco Group has been transformed from a predominantly UK business into the world’s fourth largest international tobacco company, with sales in over 130 countries worldwide. During this period the Company’s strategy has been, and remains, to create sustainable shareholder value by growing its operations both organically and through acquisitions. The successful application of this strategy has increased the value of £100 invested in Imperial Tobacco Group between 1 October 1996 and 31 March 2006 to £726, over six times the total shareholder return of the FTSE All-Share Index. “

Imperial Tobacco Group also announces that it has been informed that Mr Napier will cease to be a director of Taylor Woodrow plc by spring 2007. There are no other changes to the information already disclosed in respect of Mr Napier under the provisions of LR 9.6.13 R.

Enquiries:

Nicola Tate	Investor Relations Manager	0117 933 7082
John Nelson-Smith	Investor Relations Manager	0117 933 7032
Alex Parsons	Group Media Relations Manager	0117 933 7241
Simon Evans	Group Media Relations Executive	0117 933 7375

Copies of our announcements are available on our website:  www.imperial-tobacco.com